Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Voiceserve, Inc.

Registration Statement on Form SB-2, and as Amended
Filed with the Securities and Exchange Commission on August 30, 2007
(Registration No. 333-145808)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Voiceserve, Inc. (the “Company”) hereby applies for the withdrawal of its original registration statement on Form SB-2, File No. 333-145808, which was filed on August 30, 2007 (the “Registration Statement”).

Such withdrawal is requested, as the Company is renegotiating the terms of its financing with the investor, Dutchess Private Equities Fund, Ltd.   As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, Esq. at (732) 409-1212.

Very truly yours,

VOICESERVE, INC.

By:	/s/ Michael Bibelman
Michael Bibelman
Chief Executive Officer and Director